Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

January 21, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil Shannon Buskirk Michael Purcell Liz Packebusch

Re:	Eastern International Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed December 31, 2024 File No. 333-281900

Ladies and Gentlemen:

On behalf of our client, Eastern International Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”, “We” or “Our”), we are submitting this letter and the following information in response to a letter, dated January 13, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on December 31, 2024. Concurrently with the submission of this letter, the Company is filing herewith its Amendment No.3 to the registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on December 31, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 2 to Registration Statement on Form F-1

Index to Consolidated Financial Statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 13 - Segment reporting, page F-29

1.	We note you disclose gross profit, income from operations and segment profit for each segment. Please tell us, and revise to disclose, the profitability measure used by the CODM for purposes of making decisions about allocating resources to the segments and assessing performance. See ASC 280-10-50-28. In addition, please note that the reconciliation required by ASC 280-10-50-30 in the footnotes is the total segment profit measure to your consolidated income before taxes for each reporting period presented. Last, to the extent a measure is not identified as the segment measure of profit or loss under ASC 280 and the measure is presented outside the consolidated financial statements, please label the measures as non-GAAP financial measures and provide the required disclosures under Item 10(e) of Regulation S-K. As it relates to the presentation of gross profit, which appears to exclude depreciation, revise your disclosures as necessary to comply with SAB Topic 11:B.

Response: We respectfully inform the Staff that our CODM uses gross profit as the primary profitability measure in making decisions about allocating resources to the segments and assessing performances, and we have added the disclosure in Note 13 on page F-19 accordingly. In addition, we have revised the tables in Note 13 to reflect the reconciliation of segment profit measure to our consolidated income before income taxes in accordance with ASC 280-10-50-30. Lastly, we respectfully inform the Staff that our charges for depreciation are included in cost of revenues and general and administrative expenses and revised the disclosure on pages F-19 to F-20 in accordance with SAB Topic 11:B.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Albert Wong, Chief Executive Officer of Eastern International Ltd.

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